CLIFTON STAR RESOURCES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2010 and 2009

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management and approved by the Board of Directors of the Company. The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

CLIFTON STAR RESOURCES INC.

INTERIM CONSOLIDATED BALANCE SHEET

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	As at December 31, 2010	As at June 30, 2010

ASSETS

Current
Cash	$ 16,036,665	$ 6,189,396
Receivables	108,038	14,695
Prepaids	66,003	56,045
	16,210,706	6,260,136

Capital assets (Note 4)	58,881	61,870
Mineral properties and deferred exploration costs (Note 5)	31,073,440	26,372,955

	$ 47,343,027	$ 32,694,961

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 616,661	$ 198,549

Future income tax liability	2,189,000	2,189,000

	2,805,661	2,387,549

Shareholders' equity
Capital stock (Note 6)	50,470,142	34,230,086
Contributed surplus (Note 6)	11,605,421	10,860,923
Deficit	(17,538,197)	(14,783,597)

	44,537,366	30,307,412

	$ 47,343,027	$ 32,694,961

Nature of operations (Note 2)

Contingency and commitments (Notes 5 and 11)

Subsequent events (Note 12)

On behalf of the Board:

“Harry Miller”	Director	“Nick Segounis”	Director

The accompanying notes are an integral part of these interim consolidated financial statements.

CLIFTON STAR RESOURCES INC.

INTERIM CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	For the Three Month Period Ended December 31, 2010	For the Three Month Period Ended December 31, 2009	For the Six Month Period Ended December 31, 2010	For the Six Month Period Ended December 31, 2009

ADMINISTRATION EXPENSES
Amortization	$ 1,495	$ 190	$ 2,990	$ 380
Consulting	23,343	42,355	52,593	63,183
Filing and transfer agent fees	18,284	4,529	25,100	11,983
Insurance	6,102	8,189	13,197	15,789
Investor relations	4,193	16,906	34,563	33,506
Management fees	92,500	45,000	137,500	75,000
Office and miscellaneous	18,672	10,859	33,084	21,214
Professional fees	357,498	181,767	403,108	198,939
Shareholder costs	27,316	93,359	28,113	100,609
Stock-based compensation (Note 6)	971,909	452,042	1,982,998	1,693,015
Travel and telephone	45,649	35,849	84,142	51,519

Loss before other items	(1,566,961)	(891,045)	(2,797,388)	(2,265,137)

OTHER ITEMS
Interest income (expense)	34,589	(50,604)	42,806	(43,390)
Write-down of interest receivable	-	-	(18)	-

	34,589	(50,604)	42,788	(43,390)

Loss for the period	(1,532,372)	(941,649)	(2,754,600)	(2,308,527)

Deficit, beginning of the period	(16,005,825)	(6,588,128)	(14,783,597)	(5,221,250)

Deficit, end of the period	$ (17,538,197)	$ (7,529,777)	$ (17,538,197)	$ (7,529,777)

Basic loss per common share	$ (0.05)	$ (0.04)	$ (0.09)	$ (0.10)

Weighted average number of common shares outstanding	33,856,249	24,239,733	31,833,808	24,028,269

The accompanying notes are an integral part of these interim consolidated financial statements.

CLIFTON STAR RESOURCES INC.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	For the Three Month Period Ended December 31, 2010	For the Three Month Period Ended December 31, 2009	For the Six Month Period Ended December 31, 2010	For the Six Month Period Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (1,532,372)	$ (941,649)	$ (2,754,600)	$ (2,308,527)
Items not affecting cash:
Amortization	1,495	190	2,990	380
Stock-based compensation	971,909	452,042	1,982,998	1,693,015
Write-down of interest receivable	-	-	18	-
	(558,968)	(489,417)	(768,594)	(615,132)
Changes in non-cash working capital items:
(Increase) decrease in receivables	(86,135)	151,088	(93,361)	106,115
(Increase) decrease in prepaids	(39,517)	(43,722)	(9,958)	(53,657)
Increase (decrease) in accounts payable and accrued liabilities	277,814	104,900	292,858	89,494

Net cash used in operating activities	(406,806)	(277,151)	(579,055)	(473,180)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash (net)	3,617,627	1,487,284	14,966,971	1,487,284
Share subscriptions received in advance	-	215,000	-	215,000

Net cash provided by financing activities	3,617,627	1,702,284	14,966,971	1,702,284

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property acquisition and deferred exploration costs	(40,647)	(1,239,414)	(4,540,647)	(2,316,640)

Net cash used in investing activities	(40,647)	(1,239,414)	(4,540,647)	(2,316,640)

Change in cash during the period	3,170,174	185,719	9,847,269	(1,087,536)

Cash, beginning of the period	12,866,491	1,142,532	6,189,396	2,415,787

Cash, end of the period	$ 16,036,665	$ 1,328,251	$ 16,036,665	$ 1,328,251

Supplemental Schedule of Non-Cash Investing and Financing Activities
Deferred exploration costs included in accounts payable	$ 125,252	$ 290,482	$ 125,252	$ 290,482
Fair value of stock options in deferred exploration costs (Note 6c)	$ 34,584	$ -	$ 34,584	$ -

The accompanying notes are an integral part of these interim consolidated financial statements.

CLIFTON STAR RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

For the six months ended December 31, 2010 and 2009

1.

BASIS OF PRESENTATION AND COMPARATIVE FIGURES

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Duquesne Gold Mines Inc.  All inter-company transactions and accounts have been eliminated upon consolidation.

The interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements for the year ended June 30, 2010 and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

2.

NATURE OF OPERATIONS

Clifton Star Resources Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia.  The Company is primarily engaged in the acquisition and exploration of mineral properties in Canada.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in these financial statements.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

CLIFTON STAR RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

For the six months ended December 31, 2010 and 2009

3.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

Future changes in accounting policies

Business combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replace CICA Handbook Section 1581 – Business Combinations and 1600 – Consolidated Financial Statements.  Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

International financial reporting standards (“IFRS”)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of July 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2011. The Company is assessing the impact of the transition to IFRS in fiscal 2011.

4.

CAPITAL ASSETS

		December 31, 2010			June 30, 2010
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Land	$ 6,069	$ -	$ 6,069	$ 6,069	$ -	$ 6,069
Computer equipment	2,627	(1,594)	1,033	2,627	(1,411)	1,216
Building	57,651	(6,346)	51,305	57,651	(3,623)	54,028
Office equipment	9,557	(9,083)	474	9,557	(9,000)	557

	$ 75,904	$ (17,023)	$ 58,881	$ 75,904	$ (14,034)	$ 61,870

CLIFTON STAR RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

For the six months ended December 31, 2010 and 2009

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

a)

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

On October 26, 2009, the Company signed a Letter of Intent with the optionors. The Company renegotiated with the optionors to terminate the aforementioned mineral property option agreements and enter into new agreements. Before the new agreements were entered into, the Company paid $600,000 to Beattie, $300,000 to 2699681 and $600,000 to 2588111 under the old option agreements.

Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

Terms of the new agreements are as follows:

i)

cash payments of $3,400,000 (paid) to Beattie, $1,700,000 (paid) to 2699681, and $3,400,000 (paid) to 2588111 which were due on December 1, 2009 was extended to June 1, 2010 and earned the Company 10% of the issued and outstanding shares of the optionors;

ii)

cash payments of $8,800,000 to Beattie, $4,400,000 to 2699681, and $8,800,000 to 2588111 due on December 1, 2012; and

iii)

cash payments of $12,000,000 to Beattie, $6,000,000 to 2699681, and $12,000,000 to 2588111 before or on December 1, 2017 will earn the Company the remaining 90% of the issued and outstanding shares of the optionors.

In the event of a change of control in the Company or an assignment of the mineral property option agreements prior to the expiry of the aforementioned options, the Company would be obligated to purchase all of the outstanding shares of the optionors as follows:

i)

cash payment of $20,800,000 to Beattie if this event occurred after June 1, 2010 but prior to December 1, 2012, or $12,000,000 if this event occurs after December 1, 2012 but prior to December 1, 2017.

ii)

cash payment of $10,400,000 to 2699681 if this event occurred after June 1, 2010 but prior to December 1, 2012, or $6,000,000 if this event occurs after December 1, 2012 but prior to December 1, 2017.

iii)

cash payment of $20,800,000 to 2588111 if this event occurred after June 1, 2010 but prior to December 1, 2012, or $12,000,000 if this event occurs after December 1, 2012 but prior to December 1, 2017.

CLIFTON STAR RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

For the six months ended December 31, 2010 and 2009

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

a)

Beattie, Donchester and Dumico properties (cont’d…)

The optionors will retain a 2% Net Smelter Royalty.

Property Option, Joint Venture Agreement and Commitment Letter

On December 10, 2009, the Company entered into a mineral property option and joint venture agreement (the “Agreement”) with Osisko Mining Corporation (“Osisko”) regarding a joint venture on the Duparquet project. The Duparquet project is comprised of the Central Duparquet, Duquesne, Beattie, Donchester and Dumico properties.

Terms of the agreement are as follows:

Osisko shall make contributions to the joint venture in the first year, which shall commence on January 1, 2010, of a minimum of $15,000,000 (incurred). Thereafter, Osisko agrees:

i)

To contribute $15,700,000 in earn-in payments to the joint venture in the second year, which shall commence on January 1, 2011;

ii)

To contribute $23,600,000 in earn-in payments to the joint venture in the third year, which shall commence on January 1, 2012; and

iii)

To contribute $15,700,000 in earn-in payments to the joint venture in the fourth year, which shall commence on January 1, 2013

By making such payments (a total of $70,000,000), Osisko shall earn a 50% interest in the joint venture over a period of four years. Osisko shall have the right to increase the rate of earn-in payments and accelerate the term of the option period to acquire the 50% interest under the joint venture. Earn-in payments shall be used by the joint venture to finance the activities of the joint venture.

Osisko will act as operator of the joint venture during the option period and thereafter so long as Osisko has a 50% or greater interest in the joint venture.

On December 10, 2009, Osisko also issued a commitment letter to provide the Company, financing of up to $22,500,000 for a period of 36 months under certain conditions.

On November 12, 2010, Osisko and the Company agreed to remove the Hunter mining concession from the December 10, 2009 joint venture agreement. Osisko has agreed to renounce, without compensation, to its exclusive and irrevocable option related to any rights in the Hunter mining concession granted under the joint venture agreement by the Company.

CLIFTON STAR RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

For the six months ended December 31, 2010 and 2009

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

b)

Central Duparquet

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property. The property is comprised of 18 mineral claims totalling 293 hectares located in the Duparquet Township, Quebec. To earn its 100% interest, the Company paid $400,000 on January 13, 2009.

During the five year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property.  A term of this disposition will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000 or $1,900,000 in cash.

On February 26, 2010, the Company entered into an agreement to acquire the 2% Net Smelter Return Royalty (“NSR”) from the optionor. As consideration for the acquisition of the NSR, the Company paid $155,000 and issued 10,000 common shares valued at $57,400 to the optionor.

c)

Duquesne property

On June 20, 2010, the Company fulfilled all obligations under the option agreement and acquired a 100% interest in Duquesne.

Pursuant to an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007), the Company issued 10,000 common shares valued at $18,500 to the optionor, paid $1,800,000 cash and incurred over $4,000,000 in exploration expenditures to acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”).  Duquesne was a private Canadian mineral exploration company which owns fifty five mineral claims and one mining concession (together, known as the Duquesne Gold Project), located in Destor Township, Quebec.

The optionor will retain a 3% Net Smelter Return Royalty (“NSR”) while the Company has the option to purchase from the optionor the 3% NSR in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000.

During the year ended June 30, 2009, the Company acquired additional claims totalling 964 hectares known as the Duquesne Extension for $35,000.  The Duquesne Extension adjoins the Duquesne property to the south and southwest.  In addition, the Company paid $250,000 to acquire claims totalling 525 hectares known as the Lepine and Destor properties. These claims are contiguous to the northwest and east respectively of the Duquesne property. The optionor will retain a 2% Net Smelter Return Royalty.

d)

Cat Lake property

The Company signed a mineral property option agreement on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with 2588111 Manitoba Ltd. (“2588111”).  The Cat Lake property is comprised of nine mining leases totaling 238 hectares in the Lac Dubonnet Mining District which is approximately 193 kilometres northeast of Winnipeg, Manitoba.

Under terms of the option agreement, the Company must keep the property in good standing (currently in good standing until July 28, 2015) and incur minimum exploration expenditures of $33,000 (incurred) by July 28, 2010.

CLIFTON STAR RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

For the six months ended December 31, 2010 and 2009

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont’d…)

The following table is a summary of the Company’s cumulative expenditures to date on its various mineral exploration properties:

	Cat Lake Property (Note 5d)	Central Duparquet Property (Note 5b)	Duquesne Property (Note 5c)	Beattie Property (Note 5a)	Donchester Property (Note 5a)	Dumico Property (Note 5a)	Hunter Property (Note 5a)	Total

Acquisition costs, beginning of the period	$ -	$ 612,400	$ 2,103,500	$ 2,200,000	$ 2,200,000	$ 1,100,000	$ -	$ 8,215,900
Additions during the period	-	-	-	1,800,000	1,800,000	900,000	-	4,500,000

Acquisition costs, end of the period	-	612,400	2,103,500	4,000,000	4,000,000	2,000,000	-	12,715,900

Deferred exploration costs, beginning of the period	$ 63,614	$ 4,594	$ 5,693,925	$ 6,966,252	$ 4,748,662	$ 680,008	$ -	$ 18,157,055

Total additions during the period	-	9,286	12,902	141,051	25,979	6,917	4,350	200,485

Deferred exploration costs, end of the period	63,614	13,880	5,706,827	7,107,303	4,774,641	686,925	4,350	18,357,540

Total mineral property and deferred exploration costs	$ 63,614	$ 626,280	$ 7,810,327	$ 11,107,303	$ 8,774,641	$ 2,686,925	$ 4,350	$ 31,073,440

CLIFTON STAR RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

For the six months ended December 31, 2010 and 2009

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Authorized:
unlimited common shares, no par value

Issued:
Balance as at June 30, 2010	28,754,198	$34,230,086	$10,860,923
Exercise of stock options	318,500	1,081,168	(580,546)
Exercise of agent’s options	506,414	1,645,908	(692,538)
Exercise of agent’s warrants	132,430	178,781	-
Exercise of warrants	4,832,803	11,907,060	-
Flow-through private placement – November 2010	182,000	1,001,000	-
Fair value of stock options exercised	-	317,977	-
Fair value of agent’s options exercised	-	108,162	-
Fair value of stock options granted to consultant	-	-	34,584
Stock-based compensation	-	-	1,982,998

Balance as at December 31, 2010	34,726,345	$50,470,142	$11,605,421

a)

Private Placements

On November 23, 2010, the Company closed a non-brokered private placement of 182,000 flow-through shares at a price of $5.50 per flow-through share for gross proceeds of $1,001,000.  No finder’s fees or commissions were paid in conjunction with this private placement.

b)

Share Purchase Warrants

     Details of outstanding warrants are as follows:

	Number of Warrants	Weighted Average Exercise Price
June 30, 2009	8,820,082	$2.44
Issued	186,326	$2.42
Cancelled / Expired without exercise	(612,243)	$2.60
Exercised	(3,199,308)	$2.43
Balance June 30, 2010	5,194,857	$2.43
Issued	373,984	$2.81
Cancelled / Expired without exercise	(4,333)	$3.30
Exercised	(4,832,803)	$2.46
Balance December 31, 2010	731,705	$2.42

During the period, 4,832,803 warrants were exercised for proceeds of $11,907,060. Also during the period, 373,984 warrants were issued and 4,333 warrants expired without exercise.

CLIFTON STAR RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

For the six months ended December 31, 2010 and 2009

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

b)

Share Purchase Warrants (cont’d…)

At December 31, 2010, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants	Warrant Valuation
May 6, 2011	$2.42	731,705	$ Nil
Weighted Average	$2.42	731,705	$ Nil

c)

Stock Options

The Company adopted a stock option plan (the “Stock Option Plan) on December 28, 2007. The purpose of the Stock Option Plan is to advance the interests of the Company by providing directors, officers and employees with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The option price under each option shall not exceed the market price on the grant date. The term of any option granted under the Stock Option Plan may not exceed 5 years.  The number of options granted shall not exceed 20% of the issued and outstanding shares of the Company. The minimum option vesting requirements shall be 12.5% of the options upon TSX Venture Exchange approval and 12.5% every three months thereafter.

Stock option transactions for the Company have been summarized in the following table:

	Number of Options	Weighted Average Exercise Price

Outstanding, June 30, 2009	2,912,500	$2.58
Granted	2,350,000	$4.84
Cancelled / Expired	(850,000)	$2.64
Exercised	(1,544,000)	$2.52
Outstanding, June 30, 2010	2,868,500	$4.44
Granted	1,800,000	$4.17
Exercised	(318,500)	$2.57
Outstanding, December 31, 2010	4,350,000	$4.47

Period ended December 31, 2010 – Grants

On September 13, 2010, the Company granted 1,750,000 incentive stock options to certain directors, officers, and consultants. The options are exercisable at $4.15 per share and expire on September 13, 2012. These options are subject to vesting criteria such that 25% shall vest on the grant date and 25% shall vest every three months thereafter (875,000 vested – fair value $1,858,332). The corresponding stock-based compensation amounted to $3,716,663, which was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

CLIFTON STAR RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

For the six months ended December 31, 2010 and 2009

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

c)

Stock Options (cont’d…)

Assumptions
Risk-free interest rate	1.45%
Expected stock price volatility	93%
Expected dividend yield	0.00%
Expected life of options	2 years

On December 22, 2010, the Company granted 50,000 incentive stock options to a consultant. The options are exercisable at $5.00 per share and expire on December 22, 2013. These options are subject to vesting criteria such that 25% shall vest on the grant date and 25% shall vest every three months thereafter (12,500 vested – fair value $34,584). The corresponding stock-based compensation amounted to $138,336, which was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Assumptions
Risk-free interest rate	1.66%
Expected stock price volatility	86%
Expected dividend yield	0.00%
Expected life of options	3 years

At December 31, 2010, the following options were outstanding:

Expiry Date	Weighted Average Exercise Price	Number of Options	Weighted Average Life Remaining in Years
February 17, 2011	$2.55	150,000	0.13
February 20, 2011	$2.55	200,000	0.14
September 8, 2011	$2.30	300,000	0.69
September 13, 2012	$4.15	1,750,000	1.70
January 22, 2013	$5.35	1,500,000	2.06
January 27, 2013	$5.80	400,000	2.08
December 22, 2013	$5.00	50,000	2.98
	$4.47	4,350,000	1.68

d)

Agent’s options

Agent’s stock option transactions for the Company have been summarized in the following table:

	Number of Options	Weighted Average Exercise Price
Outstanding, June 30, 2009	874,862	$2.13
Cancelled / Expired	(111,224)	$2.25
Exercised	(184,054)	$2.16
Outstanding, June 30, 2010	579,584	$2.09
Exercised	(506,414)	$2.10
Outstanding, December 31, 2010	73,170	$2.05

CLIFTON STAR RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

For the six months ended December 31, 2010 and 2009

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

d)

Agent’s options (cont’d…)

At December 31, 2010, the following agent’s options were outstanding:

Expiry Date	Weighted Average Exercise Price	Number of Options	Weighted Average Life Remaining in Years
May 6, 2011	$2.05	73,170	0.35
	$2.05	73,170	0.35

e)

Flow-Through Shares

Period Ended December 31, 2010

During the period ended December 31, 2010, the Company issued 182,000 flow-through common shares for total proceeds of $1,001,000. These funds must be used for qualifying exploration expenditures and will be renounced to the flow-through shareholders effective December 31, 2010. The future income tax liability is estimated to be $250,250 resulting from the renunciation of these qualifying expenditures and will be recorded in the 2011 fiscal year once the renunciation tax forms are filed. The unspent balance of this flow-through issuance as at December 31, 2010 is $996,650 which must be spent by December 31, 2011.

7.

RELATED PARTY TRANSACTIONS

During the six month period ended December 31, 2010, the Company entered into the following transactions with related parties:

a)

Paid or accrued $Nil (2009 - $49,661) in geological consulting fees to F.T. Archibald Consulting Ltd. which is controlled by Fred Archibald, a director of the Company.

b)

Paid or accrued $Nil (2009 - $22,279) in geological consulting fees to Dean Rogers, a former director of the Company.

c)

Paid or accrued $15,750 (2009 - $38,183) in consulting fees to Ian Beardmore, Chief Financial Officer of the Company.

d)

Paid or accrued $36,000 (2009 - $Nil) in directors fees to the Company’s directors.

CLIFTON STAR RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

For the six months ended December 31, 2010 and 2009

7.

RELATED PARTY TRANSACTIONS (cont’d…)

e)

Paid or accrued $Nil (2009 - $9,575) in consulting fees to Alan Archibald, a brother of Fred Archibald who is a director of the Company.

f)

Paid or accrued $Nil (2009 - $19,125) in consulting fees to Carl Archibald, a nephew of Fred Archibald who is a director of the Company.

g)

Paid or accrued $137,500 (2009 - $75,000) in management fees to Harry Miller, President and Director of the Company.

Included in accounts payable as at December 31, 2010 is $188,313 (2009 - $44,403) for legal fees accrued to Lavery, de Billy L.L.P., a partner of which is a director of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.

CAPITAL MANAGEMENT

In the management of capital, the Company considers shareholders’ equity. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support exploration and development of mineral properties. The Board of Directors has not established quantitative capital structure criteria management, but will review on a regular basis the capital structure of the Company to ensure its appropriateness to the stage of development of the business.

The Company’s objectives when managing capital are:

•

To maintain and safeguard its accumulated capital in order to provide an adequate return to shareholders by maintaining a sufficient level of funds, to support continued evaluation and maintenance at the Company’s existing properties, and to acquire, explore, and develop other precious and base metal deposits.

•

To invest cash on hand in highly liquid and highly rated financial instruments with high credit quality issuers, thereby minimizing the risk and loss of principal.

•

To obtain the necessary financing to complete exploration and development of its properties, if and when it is required.

The properties in which the Company currently holds an interest in are in the exploration stage and the Company is dependent on external financing to fund its activities.  In order to carry out planned exploration and development and pay for administrative costs, the Company will utilize its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

CLIFTON STAR RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

For the six months ended December 31, 2010 and 2009

8.

CAPITAL MANAGEMENT (cont’d…)

In order to facilitate the management of capital and development of its mineral properties, the Company prepares annual expenditure budgets, which are updated as necessary and are reviewed and approved by the Company’s Board of Directors. In addition, the Company may issue new equity, incur additional debt, option its mineral properties for cash and/or expenditure commitments from optionees, enter into joint venture arrangements, or dispose of certain assets.  When applicable, the Company’s investment policy is to hold cash in interest bearing accounts at high credit quality financial institutions to maximize liquidity.  In order to maximize ongoing development efforts, the Company does not pay dividends.  The Company expects to continue to raise funds, from time to time, to continue meeting its capital management objectives.

There were no changes in the Company’s approach to capital management during the period ended December 31, 2010 compared to the year ended June 30, 2010.  The Company is not subject to externally imposed capital requirements.

9.

FINANCIAL INSTRUMENTS

Fair Value

The Company’s financial instruments consist of cash, receivables and accounts payable and accrued liabilities.  The Company designated its cash as held-for-trading, which are measured at fair value.  Receivables have been designated as loans and receivables, which are initially recorded at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

As of December 31, 2010, the Balance Sheet carrying amounts of these financial instruments closely approximate their fair value due to the short-term nature of the instruments, and the Company held no derivative instruments.

Fair value estimates are made at the balance sheet date, based on relevant market information and other information about the financial instruments. Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from the markets.

The following provides a comparison of carrying and fair value amounts of each classification of financial instruments as at December 31, 2010:

	December 31, 2010	June 30, 2010
Held-for-trading	$ 16,036,665	$ 6,189,396
Loans and receivables	108,038	14,695
Other financial liabilities	616,661	198,549

During the fiscal year ended June 30, 2010, the Company adopted the fair value hierarchy that classifies financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate fair value. The financial instruments from the above schedule, which are covered by the new hierarchy disclosures is cash. Cash is classified as Level 1 which have unadjusted quoted market prices in active markets for identical assets or liabilities.

CLIFTON STAR RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

For the six months ended December 31, 2010 and 2009

9.

FINANCIAL INSTRUMENTS (cont’d…)

Financial Risk Management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and receivables. The Company deposits its cash with high credit quality major Canadian financial institutions as determined by ratings agencies. Receivables are mainly interest receivable from the bank, sales tax receivable, and an amount due from a vendor for an overpayment. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the maximum exposure to credit risk.

Interest Rate Risk

The Company’s cash balance includes $15,671,000 in term deposits. The term deposits earn interest at 0.25% to 1.10% per annum.  The Company does not have any interest bearing debt.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash balances.  Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short-term obligations. As of December 31, 2010, the Company had a cash balance of $16,036,665 (June 30, 2010 - $6,189,396) to settle current liabilities of $616,661 (June 30, 2010 - $198,549).  The Company also had flow-through commitments of $996,650 (June 30, 2010 - $Nil).

10.

SEGMENT INFORMATION

The Company conducts all of its operations in Canada and is currently focusing on the acquisition and exploration of mineral properties in Canada.

CLIFTON STAR RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

For the six months ended December 31, 2010 and 2009

11.

CONTINGENCY

Legal claim

On September 19, 2007, the Company received a statement of claim from a former employee and a consultant.  The compensation sought in the claim is as follows:

i)

An order requiring a director and a former director of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project;

ii)  In the alternative, damages for breach of contract in the sum of $5,520,000 being the amount that the plaintiffs would have realized had he been allowed to exercise this option to purchase 2,000,000 shares at $0.38 and $1,000,000 shares at $0.65 and he disposed of his shares at the current market price of $2.31;

iii) In the alternative, damages in the sum of $5,520,000 for the tort of conversion;

iv)

An order requiring the delivery of 436,500 options exercisable at $0.20 per share to be granted to the former employee;

v)

In the alternative, damages for wrongful dismissal in the sum of $1,008,315 being the current market value of 436,500 shares of the Company;

vi)

The former employee is also seeking damages of $20,000 claiming wrongful dismissal by the Company;

vii) Pre-judgement and post-judgement interest and the plaintiffs’ costs of this action.

The action is still only at the discovery stage and it is therefore premature to evaluate the likelihood of the outcome of the claim. The Company does not believe the claims are valid and currently is defending its position.  The parties involved have agreed to utilize the services of a mediator.  The meeting will be held in the summer of 2011.

12.

SUBSEQUENT EVENTS

Subsequent to December 31, 2010, the Company received proceeds of $127,500 from the exercise of 50,000 stock options.